Exhibit 99.3

INDENTURE SUPPLEMENT NO. 3

dated as of February 13, 2015

among

Citicorp International Limited
as Trustee,

Citicorp International Limited

as Shared Security Agent,

XINYUAN REAL ESTATE CO., LTD.

and

The entities listed in Schedules I hereto

as the Subsidiary Guarantors

13.25% Senior Notes Due 2018

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INDENTURE SUPPLEMENT NO. 3, dated as of February 13, 2015 (this “Indenture Supplement”), pursuant to the Indenture dated as of May 3, 2013 (as amended, restated or supplemented from time to time, the “Indenture”), by and among Xinyuan Real Estate Co., Ltd., a company incorporated with limited liability under the laws of the Cayman Islands (the “Company”), Citicorp International Limited, as trustee (the “Trustee”), Citicorp International Limited, as shared security agent (the “Shared Security Agent”), and the entities listed in Schedule I hereto collectively (the “Subsidiary Guarantors”). Unless otherwise defined herein, capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

RECITALS

WHEREAS, the Company, the Subsidiary Guarantors party thereto and the Trustee entered into the Indenture, dated as of May 3, 2013, relating to the Company’s 13.25% Senior Notes Due 2018 (the “Notes”).

WHEREAS, Section 9.02 of the Indenture provides that the Indenture may be amended with the consent of the Holders of not less than a majority in aggregate principal amount of the outstanding Notes; provided that certain amendments may not be affected without the consent of each Holder of the Notes affected;

WHEREAS, the Company desires and has requested the Trustee and the Shared Security Agent to join with it in entering into this Indenture Supplement for the purpose of amending the Indenture in certain respects as permitted by Section 9.02 of the Indenture;

WHEREAS, the Company has received the consent of the Holders of not less than a majority in aggregate principal amount of the outstanding Notes and has satisfied all other conditions precedent, if any, provided under the Indenture to enable the Company and the Trustee to enter into this Indenture Supplement, all as certified by an Officers’ Certificate, delivered to the Trustee simultaneously with the execution and delivery of this Indenture Supplement as contemplated by Section 9.04 of the Indenture; and

WHEREAS, the Company has delivered to the Trustee simultaneously with the execution and delivery of this Indenture Supplement an Opinion of Counsel relating to this Indenture Supplement as contemplated by Section 9.04 of the Indenture;

NOW, THEREFORE, in consideration of the foregoing and the mutual promises and covenants contained herein and for other good and valuable consideration, each party hereby agrees, for the benefit of the others and for the equal and ratable benefit of the Holders of the Notes, as follows (amended texts of the Indenture are shown in quotation marks below, with additions shown in double underscore and deletions shown in ~~strikethrough~~):

ARTICLE I

AMENDMENT TO THE INDENTURE

Section 1.1            Amendment to certain defined terms in Section 1.01 of the Indenture. The following defined terms contained in Section 1.01 of the Indenture are hereby amended and restated as follows:

““Bank Deposit Secured Indebtedness” means Indebtedness of the Company or any Restricted Subsidiary that is secured by cash deposits,  ~~a pledge of one or more~~ bank accounts or other assets of the Company or a Restricted Subsidiary and/or (ii) guaranteed by a guarantee or a letter of credit (or similar instruments) from or arranged by the Company or a Restricted Subsidiary and is used by the Company and its Restricted Subsidiaries to in effect exchange foreign currencies or remit money onshore or offshore.”

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““Consolidated EBITDA” means, for any period, Consolidated Net Income for such period plus, to the extent such amount was deducted in calculating such Consolidated Net Income:

(1)  Consolidated Interest Expense,

(2)  income taxes (other than income taxes attributable to extraordinary and non-recurring gains (or losses) or sales of assets), and

(3) depreciation expense, amortization expense and all other non-cash items reducing Consolidated Net Income (other than non-cash items in a period which reflect cash expenses paid or to be paid in another period and other than losses on Investment Properties arising from fair value adjustments made in conformity with GAAP), less all non-cash items increasing Consolidated Net Income (other than accrual of revenue in the ordinary course of business) and gains on Investment Properties arising from fair value adjustments made in conformity with GAAP), all as determined on a consolidated basis for the Company and its Restricted Subsidiaries in conformity with GAAP; provided that (1) if any Restricted Subsidiary is not a Wholly Owned Restricted Subsidiary, Consolidated EBITDA shall be reduced (to the extent not otherwise reduced in accordance with GAAP) by an amount equal to (A) the amount of the Consolidated Net Income attributable to such Restricted Subsidiary multiplied by (B) the percentage ownership interest in the income of such Restricted Subsidiary not owned on the last day of such period by the Company or any Restricted Subsidiary and (2) in the case of any future PRC CJV (consolidated in accordance with GAAP), Consolidated EBITDA shall be reduced (to the extent not already reduced in accordance with GAAP) by any payments, distributions or amounts (including the Fair Market Value of any non-cash payments, distributions or amounts) required to be made or paid by such PRC CJV to the PRC CJV Partner, or to which the PRC CJV Partner otherwise has a right or is entitled, pursuant to the joint venture agreement governing such PRC CJV.”

““Consolidated Interest Expense” means, for any period, the amount that would be included in gross interest expense on a consolidated income statement prepared in accordance with GAAP for such period of the Company and its Restricted Subsidiaries, plus, to the extent not included in such gross interest expense, and to the extent incurred, accrued or payable during such period by the Company and its Restricted Subsidiaries, without duplication, (1) interest expense attributable to Capitalized Lease Obligations and imputed interest with respect to Attributable Indebtedness, (2) amortization of debt issuance costs and original issue discount expense and non-cash interest payments in respect of any Indebtedness, (3) the interest portion of any deferred payment obligation, (4) all commissions, discounts and other fees and charges with respect to letters of credit or similar instruments issued for financing purposes or in respect of any Indebtedness, (5) the net costs associated with Hedging Obligations (including the amortization of fees), (6) interest accruing on Indebtedness of any other Person that is Guaranteed by, or secured by a Lien on any asset of, the Company or any Restricted Subsidiary (other than Pre-Registration Mortgage Guarantees), only to the extent that such interest is actually paid by the Company or any Restricted Subsidiary and (7) any capitalized interest; provided that interest expense attributable to interest on any Indebtedness bearing a floating interest rate will be computed on a pro forma basis as if the rate in effect on the date of determination had been the applicable rate for the entire relevant period.”

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““Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the net income (or loss) of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in conformity with GAAP; provided that the following items shall be excluded in computing Consolidated Net Income (without duplication):

(1) the net income (or loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting except that:

(a)  subject to the exclusion contained in clause (5) below, the Company’s equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to a Restricted Subsidiary, to the limitations contained in clause (3) below); and

(b) the Company’s equity in a net loss of any such Person for such period shall be included in determining such Consolidated Net Income to the extent funded with cash or other assets of the Company or Restricted Subsidiaries;

(2)  the net income (or loss) of any Person accrued prior to the date it becomes a Restricted Subsidiary or is merged into or consolidated with the Company or any Restricted Subsidiary or all or substantially all of the property and assets of such Person are acquired by the Company or any Restricted Subsidiary;

(3)  the net income (but not loss) of any Restricted Subsidiary to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of such net income is not at the time permitted by the operation of the terms of its charter, articles of association or other similar constitutive documents, or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Restricted Subsidiary;

(4)  the cumulative effect of a change in accounting principles;

(5) any net after-tax gains realized on the sale or other disposition of (a) any property or assets of the Company or any Restricted Subsidiary which is not sold in the ordinary course of its business or (b) any Capital Stock of any Person (including any gains by the Company realized on sales of Capital Stock of the Company or any Restricted Subsidiary);

(6)  any translation gains or losses due solely to fluctuations in currency values and related tax effects; and

(7)  any net after-tax extraordinary or non-recurring gains~~.~~,

provided that (A) solely for purposes of calculating Consolidated EBITDA and the Fixed Charge Coverage Ratio, any net after tax gains derived from direct or indirect sale by the Company or any Restricted Subsidiary of (i) Capital Stock of a Restricted Subsidiary primarily engaged in the holding of Investment Property or (ii) an interest in any Investment Property arising from the difference between the current book value and the cash sale price shall be added to Consolidated Net Income; (B) for purposes of the Consolidated Net Income calculation (but not for purposes of calculating Consolidated EBITDA and the Fixed Charge Coverage Ratio) any net after tax gains derived from direct or indirect sale by the Company or any Restricted Subsidiary of (i) Capital Stock of a Restricted Subsidiary primarily engaged in the holding of Investment Property or (ii) an interest in any Investment Property arising from the difference between the original cost basis and the cash sale price shall be added to Consolidated Net Income to the extent not already included in the net income for such period as determined in conformity with GAAP and Consolidated Net Income and (C) solely for the purposes of calculating Consolidated EBITDA and the Fixed Charge Coverage Ratio, any net after tax gains on Investment Properties arising from fair value adjustments made in conformity with GAAP shall be added to Consolidated Net Income.”

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Paragraph (21) of “Permitted Investment” is amended and restated as follows:

“(21)    any Investment (including any deemed Investment upon the redesignation of a Restricted Subsidiary as an Unrestricted Subsidiary or upon the sale of Capital Stock of a Restricted Subsidiary) by the Company or any Restricted Subsidiary in any Person (other than a Restricted Subsidiary), provided that:

(i) the aggregate of all Investments made under this clause (21) since the Original Issue Date shall not exceed in aggregate an amount equal to ~~10~~20% of Total Assets. Such aggregate amount of Investments shall be calculated after deducting an amount equal to the net reduction in all Investments made under this clause (21) since the Original Issue Date resulting from:

(A) payments of interest on Indebtedness, dividends or repayments of loans or advances made under this clause, in each case to the Company or any Restricted Subsidiary (except, in each case, to the extent any such payment or proceeds are included in the calculation of Consolidated Net Income),

(B) the unconditional release of a Guarantee provided by the Company or a Restricted Subsidiary after the Original Issue Date under this clause (21) of an obligation of any such Person, or

(C)   to the extent that an Investment made after the Original Issue Date under this clause (21) is sold or otherwise liquidated or repaid for cash, the lesser of (x) cash return of capital with respect to such Investment (less the cost of disposition, if any) and (y) the initial amount of such Investment, not to exceed, in each case, the amount of Investments made by the Company or a Restricted Subsidiary after the Original Issue Date in any such Person pursuant to this clause (21);

(ii) the Person into which such Investment is made is primarily engaged in the Permitted Businesses;

(iii)  none of the other shareholders or partners in such Person in which such Investment was made pursuant to this clause (21) is a Person described in clauses (x) or (y) of the first paragraph of the Section 4.14 (other than (1) TPG or (2) by reason of such shareholder or partner being an officer or director of the Company, a Restricted Subsidiary or a Minority Joint Venture or by reason of being a Restricted Subsidiary or a Minority Joint Venture);

(iv) no Default has occurred and is continuing or would occur as a result of such Investment; and

(v) in the case of any Investment by the Company or any Restricted Subsidiary in a Person of which less than 50% of the Voting Power of the outstanding Voting Stock is owned, directly or indirectly, by the Company or its Restricted Subsidiaries, at the time of such Investment, the Company could Incur at least US$1.00 of Indebtedness under the proviso in Section 4.05(a); provided however that this paragraph (v) shall not apply ~~to any Investment made pursuant to this clause (21) on or prior to December 31, 2014~~ if such Investment would otherwise have been permitted under this clause (21) and such Investment, together with the aggregate amount of all other Investments made in reliance on this proviso since the Original Issue Date, shall not exceed in aggregate an amount equal to 5% of Total Assets (such aggregate amount of Investments shall be calculated after deducting an amount equal to the net reduction in all Investments made in reliance on this proviso since the Original Issue Date resulting from the events set forth in paragraphs (i)(A) through (i)(C) above, where references in such paragraphs to “under this clause (21)” shall be substituted with “in reliance on the proviso in paragraph (v)”).

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For the avoidance of doubt, the value of each Investment made pursuant to this clause (21) shall be valued at the time such Investment is made.”

Paragraph (26) of “Permitted Liens” is amended and restated as follows:

“(26) Liens on cash deposits, ~~one or more~~ bank accounts or other assets to secure Bank Deposit Secured Indebtedness permitted to be Incurred under clause (xvii) of Section 4.05(b);”

Section 1.2            Amendment to Section 4.05(a) and (b) of the Indenture. Section 4.05(a) and (b) of the Indenture are hereby amended and restated as follows:

“Section 4.05 Limitation on Indebtedness and Preferred Stock. (a) The Company shall not, and shall not permit any Restricted Subsidiary to, Incur any Indebtedness (including Acquired Indebtedness), and the Company shall not permit any Restricted Subsidiary to issue Preferred Stock, provided that the Company, ~~and~~ any Subsidiary Guarantor or any JV Subsidiary Guarantor may Incur Indebtedness (including Acquired Indebtedness) and any Restricted Subsidiary that is a Non- Guarantor Subsidiary may Incur Permitted Subsidiary Indebtedness if, after giving effect to the Incurrence of such Indebtedness and the receipt and application of the proceeds therefrom, (x) no Default has occurred and is continuing and (y) the Fixed Charge Coverage Ratio would not be less than 3.0 to 1.0. Notwithstanding the foregoing, the Company shall not permit any Restricted Subsidiary to Incur any Disqualified Stock (other than Disqualified Stock of Restricted Subsidiaries held by the Company or a Subsidiary Guarantor, so long as it is so held).

(b)       Notwithstanding the foregoing, the Company and, to the extent provided below, any Restricted Subsidiary may Incur each and all of the following (“Permitted Indebtedness”):

(i) Indebtedness under the Notes (excluding any Additional Notes and any Permitted Pari Passu Secured Indebtedness of the Company) and each Subsidiary Guarantee and JV Subsidiary Guarantee;

(ii) any Pari Passu Subsidiary Guarantees by any Subsidiary Guarantor or any JV Subsidiary Guarantor;

(iii) Indebtedness of the Company or any Restricted Subsidiary outstanding on the Original Issue Date excluding Indebtedness permitted under clause (iv) below; provided that such Indebtedness of Restricted Subsidiaries that are Non-Guarantor Subsidiaries shall be included in the calculation of Permitted Subsidiary Indebtedness;

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(iv) Indebtedness of the Company or any Restricted Subsidiary owed to the Company or any Restricted Subsidiary; provided that (i) any event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of such Indebtedness (other than to the Company or any Restricted Subsidiary) shall be deemed, in each case, to constitute an Incurrence of such Indebtedness not permitted by this clause (d) and (ii) if the Company is the obligor on such Indebtedness, such Indebtedness must expressly be subordinated in right of payment to the Notes, and if a Subsidiary Guarantor or a JV Subsidiary Guarantor is the obligor on such Indebtedness and the Company is not the obligee, such Indebtedness must be expressly subordinated in right of payment to the Subsidiary Guarantee of such Subsidiary Guarantor or the JV Subsidiary Guarantee of such JV Subsidiary Guarantor, as the case may be;

(v) Indebtedness of the Company or any Restricted Subsidiary (“Permitted Refinancing Indebtedness”) issued in exchange for, or the net proceeds of which are used to refinance or refund, replace, exchange, renew, repay, defease, discharge or extend (collectively, “refinance” and “refinances” and “refinanced” shall have a correlative meaning), then outstanding Indebtedness Incurred under the immediately preceding paragraph (a) or clauses (i), (ii), (iii), (viii), (xvi), (xvii), (xviii) or (xix) of this paragraph (b) and any refinancings thereof in an amount not to exceed the amount so refinanced (plus premiums, accrued interest, fees and expenses); provided that (1) Indebtedness the proceeds of which are used to refinance the Notes or Indebtedness that is pari passu with, or subordinated in right of payment to, the Notes or a Subsidiary Guarantee or a JV Subsidiary Guarantee shall only be permitted under this clause (v) if (A) in case the Notes are refinanced in part or the Indebtedness to be refinanced is pari passu with the Notes or a Subsidiary Guarantee or a JV Subsidiary Guarantee, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is issued or remains outstanding, is expressly made pari passu with, or subordinate in right of payment to, the remaining Notes or such Subsidiary Guarantee or such JV Subsidiary Guarantee, as the case may be, or (B) in case the Indebtedness to be refinanced is subordinated in right of payment to the Notes or a Subsidiary Guarantee or a JV Subsidiary Guarantee, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is issued or remains outstanding, is expressly made subordinate in right of payment to the Notes or such Subsidiary Guarantee or such JV Subsidiary Guarantee, as the case may be, at least to the extent that the Indebtedness to be refinanced is subordinated to the Notes or such Subsidiary Guarantee or such JV Subsidiary Guarantee, (2) such new Indebtedness, determined as of the date of Incurrence of such new Indebtedness, does not mature prior to the Stated Maturity of the Indebtedness to be refinanced, and the Average Life of such new Indebtedness is at least equal to the remaining Average Life of the Indebtedness to be refinanced, (3) in no event may Indebtedness of the Company, any Subsidiary Guarantor or any JV Subsidiary Guarantor be refinanced pursuant to this clause by means of any Indebtedness of any Restricted Subsidiary that is not a Subsidiary Guarantor or a JV Subsidiary Guarantor, and (4) in no event may Indebtedness of the Company or any Subsidiary Guarantor be refinanced pursuant to this clause by means of any Indebtedness of any JV Subsidiary Guarantor;

(vi)   Indebtedness Incurred by the Company or any Restricted Subsidiary pursuant to Hedging Obligations entered into in the ordinary course of business designed solely to protect the Company or any Restricted Subsidiary against fluctuations in commodity prices, interest rates or foreign currency exchange rates;

(vii)  Pre-Registration Mortgage Guarantees by the Company or any Restricted Subsidiary;

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(viii) Indebtedness Incurred by the Company or any Restricted Subsidiary for the purpose of financing (x) all or any part of the purchase price of assets, real or personal property (including the lease purchase price of land use rights) or equipment to be used in the ordinary course of business by the Company or a Restricted Subsidiary in the Permitted Business, including any such purchase through the acquisition of Capital Stock of any Person that owns such real or personal property or equipment which will, upon acquisition, become a Restricted Subsidiary, or (y) all or any part of the purchase price or the cost of development, construction or improvement of assets, real or personal property (including the lease purchase price of land use rights) or equipment to be used in the ordinary course of business by the Company or such Restricted Subsidiary in the Permitted Business; provided that in the case of clauses (x) and (y), (A) the aggregate principal amount of such Indebtedness shall not exceed such purchase price or cost, (B) such Indebtedness shall be Incurred no later than 180 days after the acquisition of such asset, property or equipment or completion of such development, construction or improvement and (C) on the date of the Incurrence of such Indebtedness and after giving effect thereto, the sum of (1) the aggregate principal amount outstanding of all such Indebtedness permitted by this clause (viii) (together with refinancings thereof, but excluding any Contractor Guarantee Incurred under this clause (viii) to the extent the amount of such Contractor Guarantee is otherwise reflected in such aggregate principal amount) plus (2) the aggregate amount outstanding of all Indebtedness permitted and then outstanding under clauses (xvi), (xvii), (xviii) and (xx) (together with any refinancings thereof) below does not exceed an amount equal to ~~30.0~~40.0% of Total Assets;

(ix) Indebtedness Incurred by the Company or any Restricted Subsidiary constituting reimbursement obligations with respect to workers’ compensation claims or self- insurance obligations or bid, performance or surety bonds (in each case other than for an obligation for borrowed money);

(x) Indebtedness Incurred by the Company or any Restricted Subsidiary constituting reimbursement obligations with respect to letters of credit or trade guarantees issued in the ordinary course of business to the extent that such letters of credit or trade guarantees are not drawn upon or, if drawn upon, to the extent such drawing is reimbursed no later than 30 days following receipt by the Company or such Restricted Subsidiary of a demand for reimbursement;

(xi) Indebtedness arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or from Guarantees or letters of credit, surety bonds or performance bonds securing any obligation of the Company or any Restricted Subsidiary pursuant to such agreements, in any case, Incurred in connection with the disposition of any business, assets or Restricted Subsidiary, other than Guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition; provided that the maximum aggregate liability in respect of all such Indebtedness shall at no time exceed the gross proceeds actually received by the Company or any Restricted Subsidiary from the disposition of such business, assets or Restricted Subsidiary;

(xii) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business provided, that such Indebtedness is extinguished within five Business Days of Incurrence;

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(xiii) (A) Guarantees by the Company or any Subsidiary Guarantor of Indebtedness of the Company or any Restricted Subsidiary that was permitted to be Incurred by another provision of this covenant (B) Guarantees by any Restricted Subsidiary of Indebtedness of another Restricted Subsidiary that was permitted to be Incurred by another provision of this covenant, or (C) Guarantees by any JV Subsidiary Guarantor of Indebtedness of any other JV Subsidiary Guarantor that is a direct or indirect Subsidiary or parent of such JV Subsidiary Guarantor, which Indebtedness was permitted to be Incurred by another provision of this covenant;

(xiv) Indebtedness of the Company or any Restricted Subsidiary maturing within one year; provided that the aggregate principal amount of Indebtedness permitted by this clause (xiv) at any time outstanding does not exceed US$30.0 million (or the Dollar Equivalent thereof);

(xv) Indebtedness of the Company or any Restricted Subsidiary constituting an obligation to pay the deferred purchase price of Capital Stock of a Restricted Subsidiary pursuant to a Staged Acquisition Agreement, to the extent that such deferred purchase price is paid within 12 months after the date the Company or such Restricted Subsidiary enters into such Staged Acquisition Agreement;

(xvi) Indebtedness Incurred or Preferred Stock issued by the Company or any Restricted Subsidiary arising from any Investment made by a Trust Company Investor in a PRC Project Company; provided that on the date of Incurrence of all such Indebtedness or issuance of such Preferred Stock and after giving effect thereto, the sum of (1) the aggregate amount outstanding of all Indebtedness and Preferred Stock permitted under this clause (xvi) plus (2) the aggregate principal amount outstanding of all Indebtedness permitted under clause (viii) above and clauses (xvii), (xviii) and (xx) below (together with refinancings thereof, but excluding any Contractor Guarantee Incurred under clause (viii) above to the extent the amount of such Contractor Guarantee is otherwise reflected in such aggregate principal amount) does not exceed an amount equal to ~~30.0~~40.0% of Total Assets;

(xvii) Bank Deposit Secured Indebtedness Incurred by the Company or any Restricted Subsidiary; provided that on the date of the Incurrence of such Indebtedness and after giving effect thereto, the sum of (1) the aggregate principal amount outstanding of all such Indebtedness Incurred pursuant to this clause (xvii) (together with any refinancings thereof), plus (2) the aggregate principal amount outstanding of all such Indebtedness Incurred pursuant to clauses (viii) and (xvi) above and clauses (xviii) and (xx) below (together with any refinancings thereof, but excluding any Contractor Guarantee Incurred under clause (viii) above to the extent the amount of such Contractor Guarantee is otherwise reflected in such aggregate principal amount), does not exceed an amount equal to ~~30.0~~40.0% of Total Assets;

(xviii) Indebtedness Incurred by any Restricted Subsidiary which is secured by Investment Properties; provided that on the date of the Incurrence of all such Indebtedness and after giving effect thereto, the sum of (1) the aggregate principal amount outstanding of all such Indebtedness Incurred pursuant to this clause (xviii) (together with any refinancings thereof), plus (2) the aggregate principal amount outstanding of all such Indebtedness Incurred pursuant to clauses (viii), (xvi) and (xvii) above and clause (xx) below (together with any refinancings thereof, but excluding any Contractor Guarantee Incurred under clause (viii) above to the extent the amount of such Contractor Guarantee is otherwise reflected in such aggregate principal amount), does not exceed an amount equal to ~~30.0~~40.0% of Total Assets;

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(xix) Indebtedness of the Company or any Restricted Subsidiary in an aggregate principal amount outstanding at any time (together with refinancings thereof) not to exceed US$15.0 million (or the Dollar Equivalent thereof);

(xx) Indebtedness Incurred by the Company or any Restricted Subsidiary constituting a Guarantee of Indebtedness of any Person (other than the Company or a Restricted Subsidiary) by the Company or such Restricted Subsidiary; provided that on the date of the Incurrence of all such Indebtedness and after giving effect thereto, (1) the aggregate principal amount outstanding of all such Indebtedness Incurred under this clause (xx) (together with any refinancing thereof), plus (2) the aggregate principal amount outstanding of all Indebtedness Incurred pursuant to clauses (viii), (xvi), (xvii) and (xviii) above (together with any refinancings thereof, but excluding any Contractor Guarantee Incurred under clause (viii) to the extent the amount of such Contractor Guarantee is otherwise reflected in such aggregate principal amount), does not exceed an amount equal to ~~30.0~~40.0% of Total Assets; and

(xxi) Indebtedness Incurred by the Company or a Restricted Subsidiary constituting a Subordinated Shareholder Loan.”

Section 1.3            Amendment to Section 4.06(a)(B) of the Indenture. Section 4.06(a)(B) of the Indenture is hereby amended and restated as follows:

“(B) the Company could not Incur at least US$1.00 of Indebtedness under the proviso in Section 4.05(a); provided however that this clause (B) will not apply to (1) the declaration and payment of dividends by the Company with respect to the fiscal year ended December 31, 2014 in an aggregate amount not to exceed US$25.0 million (or the Dollar Equivalent thereof), (2) (x) the declaration and payment of dividends by the Company with respect to the fiscal years ended December 31, 2015, 2016 and 2017 and (y) the repurchase on or prior to December 31, 2017 of common stock of the Company pursuant to any share repurchase program approved by the Board of Directors, so long as, in the case of (2), the aggregate amount of dividends paid and/or common stock repurchased under (x) and (y) does not exceed US$35.0 million (or the Dollar Equivalent thereof) with respect to or during any given fiscal year prior to December 31, 2017, with any unused amount (representing the difference between US$35.0 million (or the Dollar Equivalent thereof) and the actual amount of dividends paid and/or common stock repurchased) with respect to or during any fiscal year prior to December 31, 2016 being carried over to the subsequent fiscal year; or”

Section 1.4            Amendment to Sections 4.06(b) of the Indenture. Sections 4.06(b) of the Indenture is hereby amended and restated as follows:

“(b) The foregoing provision shall not be violated by reason of:

(i) the payment of any dividend or redemption of any Capital Stock within 60 days after the related date of declaration or call for redemption if, at said date of declaration or call for redemption, such payment or redemption would comply with Section 4.06(a);

(ii) the redemption, repurchase, defeasance or other acquisition or retirement for value of Subordinated Indebtedness of the Company or any Subsidiary Guarantor or JV Subsidiary Guarantor with the Net Cash Proceeds of, or in exchange for, a substantially concurrent Incurrence of Permitted Refinancing Indebtedness;

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(iii) the redemption, repurchase or other acquisition of Capital Stock of the Company or any Subsidiary Guarantor or JV Subsidiary Guarantor (or options, warrants or other rights to acquire such Capital Stock) in exchange for, or out of the Net Cash Proceeds of a substantially concurrent capital contribution or sale (other than to a Subsidiary of the Company) of, shares of Capital Stock (other than Disqualified Stock) of the Company (or options, warrants or other rights to acquire such Capital Stock); provided that the amount of any such Net Cash Proceeds that are utilized for any such Restricted Payment will be excluded from clause (C)(2) of Section 4.06(a);

(iv) the redemption, repurchase, defeasance or other acquisition or retirement for value of Subordinated Indebtedness of the Company or any Subsidiary Guarantor or JV Subsidiary Guarantor in exchange for, or out of the Net Cash Proceeds of, a substantially concurrent capital contribution or sale (other than to a Subsidiary of the Company) of, shares of Capital Stock (other than Disqualified Stock) of the Company (or options, warrants or other rights to acquire such Capital Stock); provided that the amount of any such Net Cash Proceeds that are utilized for any such Restricted Payment will be excluded from clause (C)(2) of Section 4.06(a);

(v) the payment of any dividends or distributions declared, paid or made by a Restricted Subsidiary payable, on a pro rata basis or on a basis more favorable to the Company, to all holders of any class of Capital Stock of such Restricted Subsidiary, a majority of which is held, directly or indirectly through Restricted Subsidiaries, by the Company;

(vi) the repurchase, redemption or other acquisition of Capital Stock of the Company from employees, former employees, directors or former directors of the Company or any Restricted Subsidiary (or their estate or authorized representatives) upon the death, disability or termination of employment of such employees or directors pursuant to agreements or plans (including employment agreements and share option plans) approved by the board of directors of the Company in an aggregate amount not to exceed US$1.0 million (or the Dollar Equivalent thereof) in any fiscal year of the Company;

(vii) repurchases of Capital Stock deemed to occur upon the exercise of stock options if such Capital Stock represents a portion of the exercise price thereof;

(viii) dividends or other distributions paid to, or the purchase of Capital Stock of any PRC Project Company held by, any Trust Company Investor in respect of any Indebtedness or Preferred Stock outstanding on the Original Issue Date or permitted to be Incurred or issued under clause (xvi) of Section 4.05(b);

(ix) cash payments in lieu of the issuance of fractional shares in connection with the exercise of warrants, options or other securities convertible into or exchangeable for Capital Stock of the Company; provided that any such cash payment shall not be for the purpose of evading the limitation of this Section 4.06 (as determined in good faith by the Board of Directors of the Company); ~~or~~

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(x) the repurchase on or prior to December 31, 2014 of common stock of the Company in an aggregate amount of up to US$10.0 million pursuant to any share repurchase plan approved by the Board of Directors during the period beginning on the Original Issue Date and ending on December 31, 2014;

(xi) the purchase by the Company or a Restricted Subsidiary of Capital Stock of any Restricted Subsidiary that is not Wholly Owned, directly or indirectly, by the Company from an Independent Third Party pursuant to an agreement entered into between/among the Company or any Restricted Subsidiary and such Independent Third Party solely for the purpose of acquiring real property or land use rights, provided that (A) such purchase occurs within 12 months after such Restricted Subsidiary acquires the real property or land use rights it was formed to acquire and (B) the Company delivers to the Trustee a Board Resolution set forth in an Officers’ Certificate confirming that, in the opinion of the Board of Directors, the purchase price of such Capital Stock is less than or equal to the Fair Market Value of such Capital Stock; or

(xii) the repurchase of common stock of the Company from the market which will be awarded to employees of the Company as part of such employees’ remuneration package pursuant to any restricted stock unit program approved by the Board of Directors.

provided that, in the case of clauses (ii), (iii) and (iv) of Section 4.06(a), no Default shall have occurred and be continuing or would occur as a consequence of the actions or payments set forth therein.”

Section 1.5            Amendment to Section 4.09(c) of the Indenture. Section 4.09(c) of the Indenture is hereby amended and restated as follows:

“(c) the issuance or sale of Capital Stock of a Restricted Subsidiary if, immediately after giving effect to such issuance or sale, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary and any remaining Investment in such Person would have been permitted to be made by the covenant described under Section 4.06 if made on the date of such issuance or sale and provided that the Company complies with Section 4.13; provided further that paragraph (v) of clause (21) of the definition of “Permitted Investment” shall not apply if such Restricted Payment would otherwise have been permitted under clause (21) of such definition; or”

Section 1.6            Amendment to Section 4.10(a) of the Indenture. Section 4.10(a) of the Indenture is hereby amended and restated as follows:

“Section 4.10. Limitation on Issuances of Guarantees by Restricted Subsidiaries.

(a) The Company will not permit any Restricted Subsidiary which is not a Subsidiary Guarantor or a JV Subsidiary Guarantor, directly or indirectly, to Guarantee any Indebtedness (“Guaranteed Indebtedness”) of the Company, ~~or~~ any ~~other~~ Subsidiary Guarantor or any JV Subsidiary Guarantor, unless (1) (a) such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to this Indenture providing for an unsubordinated Subsidiary Guarantee (in the case of a Subsidiary Guarantor) or JV Subsidiary Guarantee (in the case of a JV Subsidiary Guarantor) of payment of the Notes by such Restricted Subsidiary and (b) such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Company or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Subsidiary Guarantee or JV Subsidiary Guarantee, as the case may be, until the Notes have been paid in full or (2) such Guarantee is permitted by clauses (b)(iii), (iv) or (xvii) (in the case of (xvii), with respect to the Guarantee provided by any Restricted Subsidiary that is not a Subsidiary Guarantor or a JV Subsidiary Guarantor through the pledge of ~~one or more bank accounts to secure~~ cash deposits, bank accounts or other assets to secure (or the use of any Guarantee, letter of credit or similar instrument to Guarantee) , directly, or indirectly, any Bank Deposit Secured Indebtedness of the Company, ~~or~~ any Subsidiary Guarantor or any JV Subsidiary Guarantor) under Section 4.05.”

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Section 1.7            Amendment to Section 4.13(a) of the Indenture. Section 4.13(a) of the Indenture is hereby amended and restated as follows:

“Section 4.13. Limitation on Asset Sales. (a) The Company shall not, and shall not permit any Restricted Subsidiary to, consummate any Asset Sale, unless:

(i) no Default shall have occurred and be continuing or would occur as a result of such Asset Sale;

(ii) the consideration received by the Company or such Restricted Subsidiary, as the case may be, is at least equal to the Fair Market Value of the assets sold or disposed of;

~~(iii) in the case of an Asset Sale that constitutes an Asset Disposition, the Company could Incur, at the time of and after giving pro forma effect to such Asset Disposition, at least US$1.00 of Indebtedness under the proviso in Section 4.05(a);~~ and

(~~iv~~iii) at least 75% of the consideration received consists of cash, Temporary Cash Investments or Replacement Assets; provided that in the case of an Asset Sale in which the Company or such Restricted Subsidiary receives Replacement Assets involving aggregate consideration in excess of US$10.0 million (or the Dollar Equivalent thereof), the Company shall deliver to the Trustee an opinion as to the fairness to the Company or such Restricted Subsidiary of such Asset Sale from a financial point of view issued by an accounting, appraisal or investment banking firm of recognized international standing. For purposes of this provision, each of the following will be deemed to be cash:

(1) any liabilities, as shown on the Company’s most recent consolidated balance sheet, of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes, any Subsidiary Guarantee or any JV Subsidiary Guarantee) that are assumed by the transferee of any such assets pursuant to a customary assumption, assignment, novation or similar agreement that releases the Company or such Restricted Subsidiary from further liability; and

(2) any securities, notes or other obligations received by the Company or any Restricted Subsidiary from such transferee that are promptly, but in any event within 30 days of closing, converted by the Company or such Restricted Subsidiary into cash, to the extent of the cash received in that conversion.”

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ARTICLE II

MISCELLANEOUS PROVISIONS

Section 2.1            This Indenture Supplement shall be governed by and construed in accordance with the laws of the State of New York.

Section 2.2            This Indenture Supplement may be signed in various counterparts which together will constitute one and the same instrument.

Section 2.3            This Indenture Supplement is an amendment supplemental to the Indenture and the Indenture and this Indenture Supplement will henceforth be read together. Except as amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Indenture Supplement shall form a part of the Indenture for all purposes, and every Holder of Notes heretofore or hereafter authenticated and delivered under the Indenture shall be bound by the Indenture as amended hereby.

Section 2.4            The Trustee and the Shared Security Agent shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Indenture Supplement or for or in respect of the recitals contained herein all of which are made solely by the Company and the Subsidiary Guarantors.

Section 2.5            Notwithstanding anything contained herein, nothing in this Indenture Supplement shall relieve the Company, the Subsidiary Guarantors, the Trustee and the Shared Security Agent of any of their obligations under the Indenture, as amended and supplemented by this Indenture Supplement, and the Notes.

Section 2.6            In case any provision in this Indenture Supplement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 2.7            The provisions of Articles I of this Indenture Supplement shall be effective upon execution, and shall not become operative until the time the Company pays the Holders who delivered consents to the amendment set forth in this Indenture Supplement, pursuant to and in accordance with the terms and conditions set forth in the Consent Solicitation Statement issued by the Company, dated as of February 3, 2015.

[The remainder of this page intentionally left blank]

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IN WITNESS WHEREOF, the parties hereto have caused this Indenture Supplement to be duly executed as of the date first above written.

Xinyuan Real Estate Co., Ltd.

By:	/s/ Manbo He
Name: Manbo He
Title: Authorized Signatory

Xinyuan International Property Investment Co., Ltd.
as Subsidiary Guarantor

By:	/s/ Manbo He
Name: Manbo He
Title: Authorized Signatory

Xinyuan Real Estate, Ltd.
as Subsidiary Guarantor

By:	/s/ Manbo He
Name: Manbo He
Title: Authorized Signatory

Xinyuan International (HK) Property Investment Co., Limited
as Subsidiary Guarantor

By:	/s/ Manbo He
Name: Manbo He
Title: Authorized Signatory

Victory Good Development Limited
as Subsidiary Guarantor

By:	/s/ Manbo He
Name: Manbo He
Title: Authorized Signatory

[Signature Page – Indenture Supplement]

South Glory International Limited
as Subsidiary Guarantor

By:	/s/ Manbo He
Name: Manbo He
Title: Authorized Signatory

Elite Quest Holdings Limited
as Subsidiary Guarantor

By:	/s/ Manbo He
Name: Manbo He
Title: Authorized Signatory

[Signature Page – Indenture Supplement]

Citicorp International Limited, as Trustee

By:	/s/ Terence Yeung
Name: Terence Yeung
Title: Vice President

[Signature Page – Indenture Supplement]

Citicorp International Limited, as Shared Security Agent

By:	/s/ Terence Yeung
Name: Terence Yeung
Title: Vice President

[Signature Page – Indenture Supplement]

SCHEDULE I

LIST OF SUBSIDIARY GUARANTORS

Name of Company

1.	Xinyuan International Property Investment Co., Ltd.
2.	Xinyuan Real Estate, Ltd.
3.	Xinyuan International (HK) Property Investment Co., Limited
4.	Victory Good Development Limited
5.	South Glory International Limited
6.	Elite Quest Holdings Limited

Schedule I – 1